News Release
For Immediate Release	Suite 1000, 205 Ninth Ave. S.E. Calgary, Alberta T2G 0R3 Website: www.fording.ca

FORDING CANADIAN COAL TRUST

2006 FOURTH QUARTER EARNINGS RESULTS

CALGARY, February 12, 2007 – Fording Canadian Coal Trust (TSX: FDG.UN, NYSE: FDG) today announced its fourth quarter 2006 results. Cash available for distribution for the quarter was $147 million ($1.00 per unit) compared with $247 million ($1.68 per unit) for the fourth quarter of 2005. For the year, cash available for distribution was $618 million ($4.20 per unit), down from $722 million ($4.91 per unit) for 2005.

Net income was $69 million in the fourth quarter compared with $218 million during the same quarter in 2005. Income before unusual items and future income taxes was $116 million in the fourth quarter compared with $243 million in the same quarter of 2005, which largely reflects lower US dollar coal prices and a stronger Canadian dollar in 2006. On an annual basis, net income was $498 million versus $834 million in 2005. Income before unusual items and future income taxes for the year was $585 million compared with $704 million in the prior year due to lower coal sales volumes, a stronger Canadian dollar and higher costs.

“I am pleased to report that fourth quarter results were in line with our expectations,” said Boyd Payne, President, Fording Canadian Coal Trust. “Our hard work and dedication delivered strong results for the Trust in 2006, resulting in cash distributions of more than $600 million to our unitholders. Looking forward, we expect that swings in coal price will continue, but I am confident that with our high-quality coking coal products and significant reserve base we will successfully manage through the market cycles.”

Highlights:

▪

Cash available for distribution was $147 million for the quarter, or $1.00 per unit, down from $247 million for 2005. Cash available for distribution for the year was $618 million, down from $722 million for 2005. Distributions to unitholders for the quarter were $0.95 per unit and were $4.15 per unit for the year compared with $1.60 per unit and $4.76 per unit, respectively, for 2005.

▪

The average coal price in the fourth quarter of 2006 was $123 per tonne (US$106), which was down from $154 per tonne (US$122) in the same quarter of 2005. For the year, coal prices were $133 per tonne (US$113) in 2006, up from $126 per tonne (US$99) for the previous year.

▪

Coal sales volumes of 3.5 million tonnes for the fourth quarter were slightly higher than the comparative quarter in 2005. Coal sales volumes of 13.6 million tonnes for the year were 6% lower than 2005 levels due to some customers reducing their requirements for hard coking coal primarily as a result of the substitution of lower quality coals.

Fording Canadian Coal Trust

February 12, 2007

▪

Elk Valley Coal’s unit cost of product sold increased approximately 6% to $36.40 per tonne compared with the fourth quarter of 2005. The unit cost of product sold increased to $39.20 per tonne, or 21%, for the year. Cost increases primarily reflect higher mining costs and lower production.

▪

Elk Valley Coal’s unit transportation costs for the fourth quarter increased slightly to $36.80 compared with the same quarter of 2005. For the 2006 year, unit transportation costs were up $1.60 per tonne from 2005 to $36.90 per tonne, due to significantly lower rail and port rates during the first quarter of 2005.

▪

Mr. Boyd Payne assumed the responsibilities of President of the Trust from Mr. Jim Popowich effective January 1, 2007. Mr. Popowich retired after 37 years of service with Fording Canadian Coal Trust and Elk Valley Coal and their predecessor companies.

▪

On February 9, 2007, the Trust executed a non-binding letter of intent for the sale of NYCO. Proceeds are U.S.$35 million (Canadian $40 million), subject to certain adjustments, including an adjustment for changes in working capital through the expected closing date of March 31, 2007. A $46 million after tax write-down of the book value of NYCO was recorded in the fourth quarter of 2006.  The amount of cash available for distribution will be dependent on final working capital adjustments and taxes arising from the transaction.

Important Information Regarding News Release

The financial information in this news release is unaudited and has not been reviewed by Fording Canadian Coal Trust’s (the Trust) auditors. The Trust’s management’s discussion and analysis and audited consolidated financial statements and notes for the year ended December 31, 2006 will be issued in March 2007. The Trust reports its financial information in Canadian dollars and all monetary amounts set forth herein are expressed in Canadian dollars unless otherwise stated.

This news release should be read in conjunction with the Trust’s management’s discussion and analysis and consolidated financial statements for the year ended December 31, 2005, and other public disclosure documents of the Trust and its predecessors.

This news release contains forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995 relating, but not limited to, the Trust’s expectations, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “may”, and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. This news release contains forward-looking information, included in, but not limited to, the sections titled ‘Overview’, ’Results of Operations’, ‘Liquidity and Capital Resources’, ‘Outlook’, and ‘Changes in Accounting Policies’.

Unitholders and prospective investors are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, of both a general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking information or contribute to the possibility that predictions, forecasts or projections will prove to be materially inaccurate. For a further discussion of the assumptions, risks and uncertainties relating to the forward-looking statements contained in this management’s discussion and analysis, please refer to the sections entitled Caution Regarding Forward-Looking Statements.

Fording Canadian Coal Trust

The Trust is an open-ended mutual fund royalty trust created pursuant to a declaration of trust and governed by the laws of Alberta. The Trust does not carry on any active business. The Trust directly and indirectly owns all of the interests of NYCO and Fording LP, which holds a 60% interest in Elk Valley Coal. The Trust uses the cash it receives from its investments to make quarterly distributions to its unitholders.

Fording Canadian Coal Trust

February 12, 2007

References to “we” and “our” in management’s discussion and analysis are to the Trust and its subsidiaries. References to Elk Valley Coal are either to Elk Valley Coal Partnership or to the Trust’s Elk Valley Coal segment as the context requires. Our Elk Valley Coal segment includes our interest in the Elk Valley Coal Partnership and certain financial transactions of our subsidiaries that relate to the segment, such as foreign currency hedging activity and mineral taxes.

Elk Valley Coal

Elk Valley Coal is a general partnership between Fording LP and Teck Cominco. Teck Cominco is the managing partner of Elk Valley Coal and is responsible for managing its business and affairs, subject to certain matters that require the agreement of all partners. Our consolidated financial statements reflect our proportionate interest in Elk Valley Coal.

Elk Valley Coal is the second largest supplier of seaborne hard coking coal in the world. Hard coking coal is a type of metallurgical coal that is used primarily for making coke by integrated steel mills, which account for approximately 60% of worldwide steel production. The seaborne hard coking coal market is characterized by the global nature of international steel making, the relative concentration of quality metallurgical coal deposits in Australia, Canada and the United States and the comparatively low cost of seaborne transportation.

Elk Valley Coal has an interest in six mining operations. The Fording River, Coal Mountain, Line Creek and Cardinal River operations are wholly owned. The Greenhills operation is a joint venture in which Elk Valley Coal has an 80% interest and is accounted for on a proportionate basis. Effective August 1, 2005, the Elkview operation was contributed to the Elkview Mine Limited Partnership in which Elk Valley Coal owns, directly and indirectly, a 95% general partnership interest, which is consolidated into the accounts of Elk Valley Coal and the Trust.

NYCO

NYCO consists of subsidiaries of the Trust that operate wollastonite mining operations in New York State and Mexico, and a tripoli mining operation based in Missouri. NYCO is a leading producer of wollastonite.

Wollastonite is an industrial mineral that is used in the manufacture of automotive composites, adhesives and sealants, metallurgical fluxes, friction material, paints and corrosion-resistant coatings, fire-resistant construction wallboard, cement-based products and ceramics. Tripoli is an industrial mineral that is used primarily in buffing and polishing applications.

On February 9, 2007, the Trust executed a non-binding letter of intent for the sale of NYCO.  Additional details are provided under the Results of Operations section of this release.

Non-GAAP Financial Measures

This news release refers to certain financial measures, such as distributable cash, cash available for distribution, sustaining capital expenditures, and income before unusual items and future income taxes, that are not measures recognized under generally accepted accounting principles (GAAP) in Canada or the United States, and do not have standardized meanings prescribed by GAAP. These measures may differ from those made by other issuers and, accordingly, may not be comparable to such measures as reported by other trusts or corporations. We discuss these measures, which have been derived from our financial statements and applied on a consistent basis, because we believe that they are of assistance in the understanding of the results of our operations and financial position and are meant to provide further information about the ability of the Trust to earn and distribute cash to unitholders.

Cash available for distribution is the term used by us to describe the cash that is available for distribution to unitholders. Actual distributions of cash to unitholders are made after being declared by the Trustees in accordance with our distribution policy.

Fording Canadian Coal Trust

February 12, 2007

Sustaining capital expenditures refers to expenditures in respect of capital asset additions, replacements or improvements required to maintain business operations. The determination of what constitutes sustaining capital expenditures requires the judgment of management.

Income before unusual items and future income taxes is a non-GAAP measure of earnings. It adds back to net income in accordance with GAAP the impact of future taxes, which are non-cash, and unusual items that are significant and not expected to be recurring.

Overview

The table below summarizes our financial results and some of our key operating statistics on a consolidated basis.

	Three months ended		Year ended
(millions of Canadian dollars,	December 31		December 31
except as noted)	2006	2005	2006	2005
Revenue	$435.8	$540.2	$1,845.3	$1,874.8
Income from operations	149.9	266.0	$684.4	$776.9
Net income	68.6	218.3	$497.9	$834.2
Add (deduct):
Write-down of NYCO	52.5	-	52.5	-
Change in accounting policy for raw coal*	-	-	31.7	-
Reduction of interest in Elk Valley Coal	-	4.1	-	(5.4)
Future income tax expense (reversal)	(4.7)	19.6	2.6	(97.2)
Gain on issuance of partnership interest	-	1.3	-	(27.2)
Income before unusual items and future income taxes	$116.4	$243.3	$584.7	$704.4
Basic and diluted earnings per unit**:	$0.47	$1.49	$3.39	$5.67
Earnings per unit before unusual items and future
income taxes	$0.79	$1.66	$3.98	$4.79
Elk Valley Coal Statistics (Trust's share):
Coal production (million tonnes)	3.3	3.7	13.1	15.4
Coal sales (million tonnes)	3.5	3.4	13.6	14.5
Average sales price (US$ per tonne)	$106.30	$121.80	$113.10	$99.30
Operations (per tonne)
Average sales price	$122.60	$153.50	$132.50	$126.40
Cost of product sold	$36.40	$34.20	$39.20	$32.40
Transportation	$36.80	$36.40	$36.90	$35.30
NYCO Statistics (Wollastonite only):
Sales (thousands of tonnes)	24	22	101	90
Average sales price (US$ per tonne)	$383	$391	$387	$388

* See page 10 for a discussion of this change.

**All per unit amounts and outstanding units have been restated to reflect the three-for-one unit split that occurred in the third quarter of 2005.

Fording Canadian Coal Trust

February 12, 2007

Fourth quarter

Our fourth quarter net income decreased $150 million to $69 million in 2006 and income from operations decreased $116 million to $150 million compared with 2005. Revenue decreased $104 million largely as a result of lower US dollar coal prices and a stronger Canadian dollar. The unit cost of product sold for coal sales increased 6% due to higher costs for mining inputs and lower production.

Income before unusual items and future income taxes decreased by $127 million to $116 million and reflects lower operating earnings.

Year

For the year, net income decreased $336 million to $498 million. This largely reflects lower income from operations compared with the prior year, and there was a large future income tax recovery and other unusual, non-cash gains totaling $130 million in the prior year in contrast to $87 million of unusual non-cash charges in 2006.

Income from operations decreased 12% from 2005 to $684 million. Revenue decreased slightly as lower sales volumes and a stronger Canadian dollar were largely offset by higher average US dollar coal prices. Sales volumes declined in 2006 due to some customers reducing their requirements for hard coking coal primarily as a result of the substitution of lower quality coals. Increased coal prices in 2006 reflect higher 2005/2006 coal year prices in contrast to lower 2004/2005 coal year prices in the comparative period.

Higher unit costs largely contributed to lower income from operations in 2006. The unit cost of product sold for coal sales increased 21% as a result of higher mining costs and lower production. Unit transportation costs were up 5% due to increased rail and port rates.

Income before unusual items and future income taxes decreased $120 million in 2006 to $585 million on lower operating results.

Cash Available for Distribution

The cash available for distribution from our investments in the quarter was $147 million ($1.00 per unit) compared with $247 million ($1.68 per unit) in 2005. For the year, cash available for distribution was $618 million ($4.20 per unit) compared with $722 million ($4.91 per unit). The distributions declared by the Trust were $0.95 per unit for the fourth quarter compared with $1.60 per unit in 2005. Distributions declared during the year were $4.15 per unit in 2006 compared with $4.76 per unit in 2005.

Financial Position

Our working capital position increased by $71 million to $127 million since December 2005, including an increase of cash. Current liabilities declined further than current assets and long-term debt increased $97 million. Current liabilities decreased largely as a result of lower distributions payable to unitholders. Accounts receivable decreased primarily due to lower coal sales volumes and prices. Inventory decreased due to the write-off of raw coal on the adoption of new accounting rules and lower clean coal inventories, which reflects sales exceeding coal production. We improved our short-term liquidity position during the first quarter of 2006 by refinancing expansion capital expenditures that had previously been funded by working capital with long-term debt.

Trust Reorganization

At the 2005 Annual and Special Meeting, unitholders approved a two-step reorganization of the Trust and its subsidiaries. The first step (the 2005 Arrangement) was completed on August 24, 2005 and effectively resulted in distributions received from Elk Valley Coal being taxed at the unitholder level. The second step, which would reorganize the Trust into a royalty trust, was not completed and unitholders approved a modified royalty reorganization structure (the 2006 Arrangement) at the Annual and Special Meeting on May 2, 2006.

Fording Canadian Coal Trust

February 12, 2007

As a result of proposed tax changes affecting income trusts announced by the Federal Government of Canada on October 31, 2006, the Trust decided not to proceed with the 2006 Arrangement as it would have resulted in the new royalty trust being subject to income taxes beginning in 2007. Instead, the Trust determined that it was in the best interests of unitholders to reorganize the Trust into a royalty trust largely in the manner approved by unitholders at the 2005 Annual and Special Meeting. The reorganization was completed effective December 31, 2006 following receipt of a favourable advance tax ruling from the Canada Revenue Agency. As a royalty trust, the Trust qualifies for an exemption from a provision of the Income Tax Act (Canada) that limits the level of foreign ownership of units of income trusts. The reorganization into a royalty trust did not change the distribution policy of the Trust or affect the amount of cash available for distribution to unitholders.

Results of Operations

Elk Valley Coal (Trust share)

	Three months ended		Year ended
(millions of Canadian dollars,	December 31		December 31
except as noted)	2006	2005	2006	2005
Statistics
Coal production (millions of tonnes)	3.3	3.7	13.1	15.4
Coal sales (millions of tonnes)	3.5	3.4	13.6	14.5
Average sales price (US$ per tonne)	$106.30	$121.80	$113.10	$99.30
Operations (per tonne)
Average sales price [1]	$122.60	$153.50	$132.50	$126.40
Cost of product sold	$36.40	$34.20	$39.20	$32.40
Transportation	$36.80	$36.40	$36.90	$35.30
Income from operations
Revenue	$424.9	$529.2	$1,798.2	$1,829.9
Cost of product sold	126.2	118.0	532.3	469.2
Transportation	127.4	125.6	500.3	510.2
Selling, general and administration	5.5	5.7	23.4	17.2
Depreciation and depletion	12.7	12.4	49.2	47.5
Income from operations	$153.1	$267.5	$693.0	$785.8

Coal sales volumes were up slightly in the quarter compared to the same period in 2005. For the year, total Elk Valley Coal sales volumes of 22.6 million tonnes were down approximately 6% from 2005, and reflect that some customers reduced their requirements for hard coking coal due to the substitution of lower quality coals.

Average US dollar coal prices in the quarter decreased approximately 13% to $106 per tonne as a result of lower 2006 coal year prices. Average US dollar coal prices for the year increased nearly 14% in 2006 because of the inclusion of sales with sharply lower 2004 coal year prices in the first quarter and second quarter of 2005. Average Canadian dollar prices in 2006 decreased 20% for the fourth quarter and increased 5% for the year. This largely reflects a stronger Canadian dollar during the year, which increased approximately 6% against the US dollar compared with the prior year.

The unit cost of product sold increased approximately 6% to $36.40 per tonne for the quarter and 21% to $39.20 per tonne for the year. This reflects the continuation of the high cost of mining inputs, such as energy and other consumables, as well as lower production volumes, higher strip ratios and longer haul distances.

Fording Canadian Coal Trust

February 12, 2007

Unit transportation costs in the fourth quarter increased marginally to $36.80 per tonne from $36.40 in the prior year largely as a result of slightly higher port and average rail rates. On a yearly basis, unit transportation costs increased nearly 5% to $36.90 per tonne compared with 2005, which benefited from contractually lower rail and port rates during the first quarter of 2005.

NYCO

	Three months ended		Year ended
(millions of Canadian dollars,	December 31		December 31
except as noted)	2006	2005	2006	2005
Statistics - Wollastonite
Sales (thousands of tonnes)	24	22	101	90
Average sales price (US$ per tonne)	$383	$391	$387	$388
Average sales price (CDN$ per tonne)	436	459	438	470
Income from operations
Revenues	$10.9	$11.0	$47.1	$44.9
Cost of product sold	6.8	6.0	29.1	28.2
Transportation	2.2	1.9	8.7	7.3
Selling, general and administration	0.9	1.2	4.1	4.3
Depreciation and depletion	0.9	1.1	3.7	4.4
Income from operations	$0.1	$0.8	$1.5	$0.7

Income from the NYCO operations was down by $1 million for the quarter as lower average prices and higher unit costs were only partially offset by higher sales volumes. Income increased by $1 million for the year primarily due to higher sales volumes. Average Canadian dollar prices were lower in 2006 due to a stronger Canadian dollar.

On February 9, 2007, the Trust executed a non-binding letter of intent for the sale of NYCO. Proceeds are U.S.$35 million (Canadian $40 million), subject to certain adjustments, including an adjustment for changes in working capital through the expected closing date of March 31, 2007. The letter of intent provided evidence that the fair value of the NYCO business was less than its net book value as of December 31, 2006.  Accordingly, a $46 million after tax write-down of NYCO’s book value was recorded as of December 31, 2006. The amount of cash available for distribution will be dependent on final working capital adjustments and taxes arising from the transaction. The Trust will account for NYCO as a discontinued operation beginning in the first quarter of 2007.

Other Income (Expense)

Interest expense increased for the fourth quarter and year of 2006 as a result of rising short-term interest rates and higher debt levels.

Other income and expense items for the fourth quarter and year of 2006 includes the $46 million write-down of NYCO.  It also includes the non-controlling interest of the limited partners in the earnings of the Elkview mine and the net foreign exchange gains or losses on US dollar denominated debt, unhedged accounts receivable and cash. The unrealized foreign exchange loss on the debt was $13 million for the fourth quarter of 2006 compared with a loss of $1 million for the comparable period. Also, effective January 1, 2006, the Trust adopted a new accounting rule that changed its practice of recognizing raw coal exposed in the mining bench and stockpiled in the pit as in-process inventory. Under the new rule, this raw coal is not considered to be inventory as it has not been extracted from the mine. The value of the in-pit raw coal inventories at January 1, 2006 was adjusted, which resulted in a pre-tax charge to income of $32 million and reduced inventory by the same amount.

Fording Canadian Coal Trust

February 12, 2007

Income Taxes

Income tax expense consists primarily of British Columbia mineral taxes and Alberta Crown royalties assessed on the cash flows of Elk Valley Coal and, to a lesser extent, foreign income tax related to NYCO. Prior to the 2005 Arrangement, income tax expense also included Canadian corporate income taxes The 2005 Arrangement resulted in distributions received from Elk Valley Coal being taxed primarily at the unitholder level.

Mineral taxes and Crown royalties for the quarter and the year were $19 million and $85 million, respectively, in 2006. This compares with $42 million and $90 million, respectively, in 2005 and is consistent with the decrease in taxable cash flows generated by Elk Valley Coal.

The write down of NYCO of $53 million resulted in a reversal of future tax liabilities, and a credit to income tax expense, of $7 million.

The future income tax reversal for 2005 largely reflects the reversal of a $164 million provision for future Canadian corporate income taxes following the 2005 Arrangement.

Cash Available for Distribution

Cash available for distribution is the term used by us to describe the cash that is available for distribution to unitholders. Cash available for distribution is not a term recognized by GAAP in Canada and it is not a term that has a standardized meaning. Accordingly, cash available for distribution when used in this document and our other disclosures may not be comparable to similarly named measures presented by other trusts. Actual distributions of cash to unitholders are made after being declared by the Trustees in accordance with the distribution policy of the Trust.

Generally, cash available for distribution refers to all of the cash received by the Trust from its direct and indirect investments in Elk Valley Coal and NYCO, less specified costs and unit redemptions. Cash available for distribution is derived from cash flows from the operations of the Trust’s subsidiaries, including its proportionate interest in Elk Valley Coal, before changes in non-cash working capital, less sustaining capital expenditures to the extent not funded by debt or equity, principal repayments on debt obligations and any amount allocated to reserves. Sustaining capital expenditures refers to expenditures in respect of capital asset additions, replacements or improvements required to maintain business operations. The determination of what constitutes sustaining capital expenditures requires the judgment of management. Reserves, which are a discretionary decision of the Trust and its subsidiaries, and of Elk Valley Coal, may be established that would reduce cash available for distribution, in order to meet any short-term or long-term need for cash. Such reserves established at the Elk Valley Coal level have the effect of reducing amounts distributed by Elk Valley Coal to its partners; however, such allocations must be authorized by special resolution of the partners and Elk Valley Coal is required to make reasonable use of its operating lines for working capital purposes.

Fording Canadian Coal Trust

February 12, 2007

The cash available for distribution from the Trust’s investments and the distributions made by the Trust is set forth in the table below.

		Three months ended			Year ended
		December 31			December 31
(millions of Canadian dollars)		2006	2005		2006	2005
Cash from operating activities		$149.0	$234.2		$690.4	$632.8
Add (deduct):	$			$
Increase (decrease) in non-cash w orking capital		7.1	26.1		(38.2)	123.0
Sustaining capital expenditures		(7.0)	(12.2)		(27.6)	(40.7)
Capital lease payments		$(0.5)	(0.6)		$(1.8)	(2.2)
Other		(2.1)	(0.1)		(5.0)	8.7
Cash available for distribution and distributable cash		$146.5	$247.4		$617.8	$721.6
Distributions declared		$139.7	$235.2		$610.2	$700.6
Average number of units
outstanding (in millions)
Basic		147.0	147.0		147.0	147.0
Diluted		147.1	147.0		147.1	147.0
Per unit amounts:
Cash available for distribution		$1.00	$1.68		$4.20	$4.91
Distributions declared		$0.95	$1.60		$4.15	$4.76

Since the formation of the Trust, cash available for distribution on a cumulative basis has exceeded distributions to unitholders by $16 million, or approximately $0.11 per unit.

Liquidity and Capital Resources

Cash and cash equivalents increased to $145 million at December 31, 2006 from $100 million in 2005. Cash flows from operating activities are largely influenced by the results of Elk Valley Coal, which are lower in 2006 compared with the same period in 2005 due primarily to lower sales prices and volumes and higher costs. Cash flows from operating activities include changes in working capital that can fluctuate from period to period. Non-cash working capital decreased $38 million in 2006 on lower accounts receivable and coal inventories. Non-cash working capital increased $123 million in 2005 due to higher accounts receivable and coal inventories.

Capital spending decreased to $7 million and $31 million for the fourth quarter and for the year, respectively, largely due to the completion of expansion capital projects in 2005. Sustaining capital expenditures are lower than expected in 2006 because of the change of timing of certain projects.

Capital expenditures	Three months ended		Year ended
	December 31		December 31
(millions of Canadian dollars)	2006	2005	2006	2005
Sustaining capital	$7.0	$12.2	$27.6	$40.7
Expansion capital	-	16.0	3.2	80.0
	$7.0	$28.2	$30.8	$120.7

Fording Canadian Coal Trust

February 12, 2007

During the first quarter of 2006, the bank credit facilities of the Trust and Elk Valley Coal were increased from $550 million to $600 million in total by increasing the amount committed to Elk Valley Coal to $200 million. Long-term debt, excluding capital leases, has increased to $309 million in 2006 from $210 million in 2005. This additional long-term debt largely refinances the capital expansions undertaken during 2005 and 2006, which were initially funded in part by working capital. Other uses of bank facilities include letters of credit or guarantees of which our share was $51 million, leaving our share of unused bank facilities at $159 million at December 31, 2006.

There have been no significant changes since December 31, 2005 with regards to our purchase commitments and obligations. There are no capital projects or major purchase commitments expected in 2007 that will significantly reduce our available capital resources.

Adequate credit facilities are available to fund working capital, expected capital spending requirements for expansion plans and other requirements. We anticipate that Elk Valley Coal and NYCO have the ability to generate sufficient funds from operating and financing activities to maintain their productive capacity and to fund planned growth and development activities.

To help manage exposure to currency fluctuations and their effect on unitholder distributions, foreign exchange forward contracts are sometimes used to fix the rate at which certain future anticipated flows of US dollars are exchanged into Canadian dollars. At December 31, 2006, Fording LP had US$275 million of foreign exchange forward contracts outstanding at average US/Canadian dollar exchange rate of US$0.87. The majority of these outstanding forward contracts will be settled by March 31, 2007.

At December 31, 2006, the Trust’s portion of unrealized losses on foreign exchange forward contracts was $5 million (2005 - $57 million gain) based on the year-end U.S./Canadian dollar exchange rate of $1.1653.

Outlook

Our financial results, and therefore the amount of cash available for distribution, continue to be highly dependent on key variables such as coal prices, coal production and sales volumes, commitments under foreign exchange forward contracts, the US/Canadian dollar exchange rate, production and transportation costs, sustaining capital expenditures and other financial and legal requirements.

Coking Coal Markets and Sales

Elk Valley Coal has entered into volume and price negotiations for the coal year commencing April 1, 2007. Some integrated steel mills are substituting lower quality coals for hard coking coal to the extent their processes permit because of the wide premium by historical experience that is being charged for hard coking coal over other coals.

New sources of hard coking coal from competitors in Australia and Canada are coming on line and will continue to do so over the next two or three years. While the projects are not large individually, they have the potential to add a significant amount of supply on a cumulative basis. Infrastructure constraints in Australia are being mitigated and additional capacity is being added to port and rail facilities.

Sales volumes in the fourth quarter were essentially in line with expectations. However, adverse weather conditions in British Columbia during November and December 2006 impacted rail performance and contributed to very low coal inventories at the ports at the end of 2006. This adverse weather and attendant problems such as avalanches along rail lines continued into January 2007 and inventories at the ports remain low. While current demand for Elk Valley Coal products is strong and vessels are available for loading, sales volumes in the first quarter of 2007 will depend largely on rail and port performance and may be materially lower than the first quarter of 2006. The first quarter will also see higher transportation costs due to additional demurrage costs as vessels experience longer waiting times before being loaded.

Fording Canadian Coal Trust

February 12, 2007

Taxation of Trusts in Canada

On October 31, 2006, the Federal Government of Canada announced proposed tax changes that, if enacted, will result in the Trust being subject to Canadian income taxes at effective rates similar to that of corporations commencing in 2011. The proposal includes provisions that will make distributions to unitholders non-deductible from taxable income.  The proposed tax rate is 31.5% which will reduce cash available for distribution by the Trust. The Trust will record a significant non-cash charge to income and restore a future income tax liability when the proposed tax changes are substantially enacted by the Parliament of Canada.

Executive Changes

Mr. Boyd Payne assumed the responsibilities of President of the Trust from Mr. Jim Popowich effective January 1, 2007. Mr. Popowich retired after 37 years of service with Fording Canadian Coal Trust and Elk Valley Coal and their predecessor companies.

Number of Units Outstanding

There were approximately 147 million trust units outstanding on December 31, 2006, and February 12, 2007. Approximately 42,200 and 39,900 options were outstanding under the exchange option plan on the respective dates.

Change in Accounting Policies

Stripping Costs Incurred in the Production Phase of a Mining Operation

The CICA Emerging Issues Committee has issued EIC - 160, “Stripping Costs Incurred in the Production Phase of a Mining Operation”, effective for years commencing on or after July 1, 2006. The Trust has adopted the guidance of this Abstract effective January 1, 2006 on a prospective basis. The Abstract requires the cost of stripping activities during the production phase of the mine to be accounted for according to the benefit received by the Trust. Generally, such costs are expensed as variable production costs; however, the costs are capitalized if they can be shown to represent a betterment to the mineral property. A betterment occurs when the stripping activity provides access to sources of reserves that will be produced in future periods that would not have otherwise been accessible in absence of the stripping activity. Any capitalized stripping costs are described as investing activities in the cash flow statement, and will be depleted on a unit-of-production basis over the life of the reserves that directly benefit from the specific stripping activity.

This Abstract also clarifies that minerals or coal must be produced, or extracted from the mine, to be considered inventory, which required the Trust to change its accounting policy with respect to mineral and raw coal inventory. The Trust previously considered minerals and raw coal exposed in the mining bench and stockpiled in the pit to be in-process inventory. The adoption of the guidance in the Abstract resulted in a $32 million reduction of inventory and an equivalent charge to income as of January 1, 2006.

Financial Instruments, Hedges and Comprehensive Income

CICA Handbook section 3855, Financial Instruments – Recognition and Measurement, section 3865, Hedges, and section 1530, Comprehensive Income, will be applicable to the Trust commencing with its 2007 fiscal year.

Section 3855 establishes standards for recognizing and measuring financial instruments and non-financial derivatives. The standards specify how financial instruments should be recorded on the balance sheet and how gains and losses from the changes in fair value of financial instruments should be recognized. The standards effectively provide for the option to carry all financial instruments on the balance sheet at fair value. For certain financial instruments, such as derivatives, fair value recognition is mandatory while for others there is the option of using either fair value or amortized cost as the basis of measurement. With respect to financial instruments other than derivatives, the adoption of section 3855 is not expected to have

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February 12, 2007

a material impact on the consolidated statement of income or loss because all of the Trust’s non-derivative financial instruments will continue to be carried at amortized cost under the new accounting standard.

In accordance with section 3855, derivative financial instruments, consisting of forward foreign exchange contracts, outstanding as of January 1, 2007 will be recorded on the 2007 opening balance sheet as a liability at their fair value of $5 million. These derivatives outstanding on the transition date will not be designated as hedges under section 3865. Under the transition provisions of section 3855 and 3865, the Trust will record a charge to the 2007 opening balance of accumulated other comprehensive income of $5 million. With respect to new derivatives entered into in 2007, the adoption of section 3855 is expected to have a significant impact on the consolidated financial statements of the Trust. The Trust expects to enter into a significant number of forward foreign exchange contracts in accordance with its regular ongoing foreign currency risk management program, and these derivatives will be carried at fair value on the consolidated balance sheet with changes in the fair value of the derivative between the date of inception and the maturity date being recorded as gains or losses in the consolidated statement of income.

Section 3865 replaces AcG-13, Hedging Relationships, and provides new standards for the accounting treatment of qualifying hedging relationships and the related disclosures. The recommendations of this section are optional and are only required if the entity is applying hedge accounting. The Trust does not intend to apply hedge accounting at this time under section 3865. The derivatives outstanding at December 31, 2006 are currently designated as hedges under AcG-13 and, accordingly, are not recorded in the consolidated balance sheet as of December 31, 2006.

Section 1530 introduces the concept of comprehensive income and provides alternatives for the disclosure of other comprehensive income. Accumulated other comprehensive income will be a new caption within the unitholders’ equity section of the consolidated balance sheet. Other comprehensive income will include certain unrealized items affecting the carrying amounts of assets and liabilities that are not included in net income. For the Trust, the major, ongoing item that will be included in other comprehensive income is the foreign currency translation adjustment. The January 1, 2007 opening balance sheet of the Trust will include the reclassification of the foreign currency translation adjustment of $9 million to accumulated other comprehensive income. This reclassification will not affect total unitholders’ equity or net income.

Risk Factors

Unitholders should refer to the ‘Risk Factors’ in the Trust’s 2005 Management’s Discussion and Analysis, and Annual Information Form for other factors that could potentially impact the Trust’s financial performance and its ability to meet its targets.

Caution Regarding Forward-Looking Statements

This news release contains forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995 relating, but not limited to, the Trust’s expectations, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “may”, and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. This news release contains forward-looking information, included in, but not limited to, the sections titled ‘Overview’, ’Results of Operations’, ‘Liquidity and Capital Resources’, ‘Outlook’, and ‘Changes in Accounting Policies’.

Unitholders and prospective investors are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, of both a general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking information or contribute to the possibility that predictions, forecasts, or projections will prove to be materially inaccurate.

These factors include, but are not limited to: the dependency of the Trust on cash distributions from Elk Valley Coal; interest rate fluctuations and other factors affecting yield; the potential liability of the Trust for income tax; potential changes in the taxation of income trusts; the nature of the Trust’s units, particularly

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February 12, 2007

that distributions on the Trust’s units are not fixed; dilution resulting from the issuance of additional units; the magnitude of capital expenditures incurred by Elk Valley Coal or the Trust; the negative impact of paying for unfunded liabilities such as pension, post-retirement benefits or asset retirement obligations; restrictions on potential growth resulting from the payout of available cash to unitholders; the availability of credit facilities for capital expenditure requirements, limitations imposed by credit facilities restricting the ability of the Trust or Elk Valley Coal to incur debt, dispose of assets or pay distributions; conflicts of interest between the Trust, Elk Valley Coal and the managing partner of Elk Valley Coal; operational risks affecting funds available to the Trust for distribution to unitholders; operational issues at minesites; disruption or delays in construction at minesites; shortage and quality of mining equipment and related operating supplies, including haul truck tires; cost increases for mining equipment and services; increasing mining and energy costs; foreign currency exchange rate fluctuations; risks inherent in the use of derivative instruments; dependency on major customers; the ability of Elk Valley Coal to attract and retain skilled personnel; the lack of new applications for wollastonite and other industrial minerals; health issues associated with tremolite and tripoli; changes in environmental laws which could have a negative impact on Elk Valley Coal’s operations and profitability; uncertainties surrounding applications for permits and permitting processes; accuracy of liability accruals; and assertion of aboriginal rights claims.

Additional factors include changes in commodity prices; changes in steel-making methods and other technological changes; the strength of the various economies that purchase significant amounts of coking coal or steel products; difficulties and uncertainties inherent in operating and selling products in foreign countries; changes in regulations relating to the use of metallurgical coal and industrial minerals; the magnitude of the Trust’s interest in Elk Valley Coal; the effectiveness of the managing partner of Elk Valley Coal in managing the partnership’s affairs; the effects of competition and pricing pressures in the metallurgical coal and industrial minerals markets; risks inherent in the mining industry and the inability of Elk Valley Coal or the Trust to insure against certain of these risks; the oversupply of, or lack of demand for, metallurgical coal and/or industrial minerals; events which could disrupt operations and/or the transportation of products, including labour stoppages related to industrial accidents, work stoppages, renegotiation of collective agreements and/or severe or abnormal weather conditions or natural disasters; demand for, availability and pricing of rail, port and other transportation services; management’s ability to anticipate and manage the risks to which Elk Valley Coal and/or the Trust are exposed; uncertainty involving the geology of mineral deposits; uncertainty of estimates of the size or composition of mineral deposits; uncertainty of estimates of reserves and resources; uncertainty of projections relating to costs of production and transportation or estimates of market prices for the mineral; the possibility of delays in mining activities; changes in plans with respect to exploration, development projects or capital expenditures; risks relating to health, safety and environmental matters; and general economic, business and market conditions.

The forward-looking statements contained in this news release are based, in part, upon certain assumptions made by the Trust, including, but not limited to, the following: no material disruption in production; no material variation in anticipated coal sales volumes, coal prices or cost of product sold; no material variation in the forecasted yields, strip ratios, haul distances and productivity for each mine in which the Trust has an interest; no material increases in the global supply of hard coking coal other than what is currently projected by management; significant quantities of weaker coking coals will not be substituted for hard coking coal beyond current levels of substitution; continued strength in global steel markets; no material disruption in construction or operations at minesites; no variation in availability or allocation of haul truck tires to Elk Valley Coal until late 2007 or 2008; an absence of labour disputes in the forecast period; no material increase in the cost of labour; no material variations in markets and pricing of metallurgical coal other than anticipated variations; no material variation in anticipated mining, energy or transportation costs; continued availability of and no material disruption in rail service and port facilities; no material delays in the current timing for completion of ongoing projects; financing will be available on terms favourable to the Trust and Elk Valley Coal; no material variation in the operations of Elk Valley Coal customers which could impact coal purchases; no material variation in historical coal purchasing practices of customers; coal sales contracts will be entered into with new customers; existing inventories will not result in decreased sales volumes; parties execute and deliver contracts currently under negotiation; and no material variations in the current tax regulatory environment.

The Trust cautions that the list of factors and assumptions set forth above is not exhaustive. Some of the risks, uncertainties and other factors which negatively affect the reliability of forward-looking information are

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February 12, 2007

discussed in the Trust’s public filings with the Canadian and United States securities regulatory authorities, including its most recent consolidated financial statements, management’s discussion and analysis, management information circular, annual information form, quarterly reports, material change reports and news releases. Copies of the Trust’s Canadian public filings are available on SEDAR at www.sedar.com. The Trust’s US public filings, including the Trust’s most recent annual report of form 40-F as supplemented by its filings on form 6-K, are available at www.sec.gov. The Trust further cautions that information contained on, or accessible through, these websites is current only as of the date of such information and may be superseded by subsequent events or filings. The Trust undertakes no obligation to update publicly or otherwise revise any information, including any forward-looking information, whether as a result of new information, future events or other such factors that affect this information except as required by law.

Conference Call and Webcast

A conference call to discuss these results will be held Tuesday, February 13 at 8:00 a.m. Mountain time, 10:00 a.m. Eastern time. To participate in the conference call, please dial 1-888-575-8232 or 416-406-6419 approximately 10 minutes prior to the call. A live and archived audio webcast and podcast of the conference call will also be available on the Trust’s website www.fording.ca.

About Fording Canadian Coal Trust

Fording Canadian Coal Trust is an open-ended mutual fund royalty trust. The Trust makes quarterly distributions to unitholders using royalties received from its 60% interest in the metallurgical coal operations of the Elk Valley Coal Partnership and earnings from its NYCO subsidiaries which are leading producers of the industrial mineral wollastonite. Elk Valley Coal Partnership, comprised of Canada's senior metallurgical coal mining properties, is the world's second largest exporter of metallurgical coal, supplying high-quality coal products to the international steel industry. The Trust's shares are traded on the Toronto Stock Exchange under the ticker symbol FDG.UN and on the New York Stock Exchange under the symbol FDG.

For further information contact:

Paul Armstrong

Catherine Hart

Director, Investor Relations

Investor Relations Analyst

Ph: 403-260-5215

Ph: 403-260-9817

Email:  investors@fording.ca

Website:  www.fording.ca

Fording Canadian Coal Trust

February 12, 2007

CONSOLIDATED STATEMENTS OF INCOME
(unaudited)

	Three months ended		Year ended
(millions of Canadian dollars,	December 31		December 31
except per unit amounts)	2006	2005	2006	2005
Revenues	$435.8	$540.2	$1,845.3	$1,874.8
Expenses
Cost of product sold	133.1	124.0	561.4	497.4
Transportation	129.5	127.5	509.0	517.5
Selling, general and administration	9.6	9.2	37.4	30.7
Depreciation and depletion	13.7	13.5	53.1	52.3
	285.9	274.2	1,160.9	1,097.9
Income from operations	149.9	266.0	684.4	776.9
Other income (expense)
Interest expense	(5.1)	(3.0)	(18.7)	(11.3)
Write-down of NYCO	(52.5)	-	(52.5)	-
Other items, net	(11.4)	3.0	(36.9)	2.1
Gain (loss) on corporate reorganization	-	(1.3)	-	27.2
Reduction of interest in Elk Valley Coal	-	(4.1)	-	5.4
Income before taxes	80.9	260.6	576.3	800.3
Income tax expense (reversal)	12.3	42.3	78.4	(33.9)
Net income	$68.6	$218.3	$497.9	$834.2
Weighted average number of units
outstanding (millions)
Basic	147.0	147.0	147.0	147.0
Diluted	147.1	147.0	147.1	147.0
Basic and diluted earnings per unit	$0.47	$1.49	$3.39	$5.67

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February 12, 2007

CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	Three months ended		Year ended
	December 31		December 31
(millions of Canadian dollars)	2006	2005	2006	2005
Operating activities
Net income	$68.6	$218.3	$497.9	$834.2
Items not using (providing) cash:
Depreciation and depletion	13.7	13.5	53.1	52.3
Write-dow n of NYCO	52.5	-	52.5	-
Change in accounting policy	-	-	31.7	-
Provision for asset retirement obligations, net	1.1	1.1	3.2	3.1
Future income taxes (reversal)	(4.7)	19.6	2.6	(97.2)
Unrealized foreign exchange (gain) / loss	12.7	0.9	4.2	(8.1)
Loss (gain) on disposal of assets	(0.9)	0.2	(1.6)	0.3
Gain on issuance of partnership interest	-	1.3	-	(27.2)
Non-controlling interest	1.9	2.5	6.8	3.9
Other items, net	11.2	(0.5)	1.8	0.6
Loss (gain) on reduction of interest in Elk Valley Coal	-	3.4	-	(6.1)
	156.1	260.3	652.2	755.8
Decrease (increase) in non-cash w orking capital	(7.1)	(26.1)	38.2	(123.0)
Cash from operating activities	149.0	234.2	690.4	632.8
Investing activities
Additions to capital assets	(7.0)	(28.2)	(30.8)	(120.7)
Proceeds on disposal of assets	1.0	0.5	2.3	1.5
Other investing activities, net	2.1	7.0	2.7	(2.2)
Cash used in investing activities	(3.9)	(20.7)	(25.8)	(121.4)
Financing activities
Distributions paid	(117.6)	(264.6)	(705.7)	(529.0)
Increase (decrease) in long-term debt	(6.1)	14.7	94.8	18.1
Issuance of units, net	0.1	-	0.3	1.7
Redemption of units	(0.1)	-	(0.1)	-
Proceeds from issuance of partnership interest	-	-	-	36.4
Other financing activities, net	(4.5)	(0.5)	(9.4)	(3.0)
Cash used in financing activities	(128.2)	(250.4)	(620.1)	(475.8)
Increase (decrease) in cash and equivalents	16.9	(36.9)	44.5	35.6
Cash and cash equivalents
- beginning of period	127.7	137.0	100.1	64.5
Cash and cash equivalents - end of period	$144.6	$100.1	$144.6	$100.1

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February 12, 2007

CONSOLIDATED BALANCE SHEETS
(unaudited)

	December 31	December 31
(millions of Canadian dollars)	2006	2005
Assets
Current assets
Cash and cash equivalents	$144.6	$100.1
Accounts receivable	136.4	153.3
Inventory	137.4	188.0
Prepaid expenses	5.7	3.5
	424.1	444.9
Capital assets	612.9	695.2
Goodwill	12.9	21.6
Other assets	23.9	20.9
	$1,073.8	$1,182.6
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$124.0	$116.2
Income taxes payable	31.8	36.2
Distribution payable	139.7	235.2
Current portion of long-term debt	1.7	1.8
	297.2	389.4
Long-term debt	312.5	215.2
Other long-term liabilities	103.3	103.1
Future income taxes	54.1	60.2
Commitments and contingencies	-	-
	767.1	767.9
Unitholders' equity
Trust units	359.7	359.4
Accumulated earnings	1,672.6	1,174.8
Accumulated cash distributions	(1,734.6)	(1,124.4)
Foreign currency translation adjustments	9.0	4.9
	306.7	414.7
	$1,073.8	$1,182.6

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February 12, 2007

Note to Consolidated Financial Statements

SEGMENT INFORMATION

	Three months ended		Year ended
	December 31		December 31
(millions of Canadian dollars)	2006	2005	2006	2005
Elk Valley Coal
Revenues	$424.9	$529.2	$1,798.2	$1,829.9
Cost of product sold	(126.2)	(118.0)	(532.3)	(469.2)
Transportation	(127.4)	(125.6)	(500.3)	(510.2)
Selling, general and administration	(5.5)	(5.7)	(23.4)	(17.2)
Depreciation and depletion	(12.7)	(12.4)	(49.2)	(47.5)
Income from operations	153.1	267.5	693.0	785.8
Interest expense	(0.4)	(0.2)	(2.5)	(0.9)
Other items, net	4.0	(2.7)	(34.6)	(8.5)
Gain on issuance of partnership interest	-	(1.3)	-	27.2
Income tax reversal (expense)	(18.7)	(41.8)	(84.4)	34.4
Income	138.0	221.5	571.5	838.0
NYCO
Revenues	10.9	11.0	47.1	44.9
Cost of product sold	(6.8)	(6.0)	(29.1)	(28.2)
Transportation	(2.2)	(1.9)	(8.7)	(7.3)
Selling, general and administration	(0.9)	(1.2)	(4.1)	(4.3)
Depreciation and depletion	(0.9)	(1.1)	(3.7)	(4.4)
Income from operations	0.1	0.8	1.5	0.7
Interest expense	-	-	0.1	-
Other items, net	(52.5)	(0.1)	(52.6)	(0.3)
Income tax recovery (expense)	6.4	(0.5)	6.0	(0.5)
Income (loss)	(46.0)	0.2	(45.0)	(0.1)
Corporate
Selling, general and administration	(3.2)	(2.3)	(9.9)	(9.2)
Depreciation and depletion	(0.1)	-	(0.2)	(0.4)
Loss from operations	(3.3)	(2.3)	(10.1)	(9.6)
Interest expense	(4.7)	(2.8)	(16.3)	(10.4)
Other items, net	(15.4)	5.8	(2.2)	10.9
Reduction of interest in Elk Valley Coal	-	(4.1)	-	5.4
Loss	(23.4)	(3.4)	(28.6)	(3.7)
Consolidated
Revenues	435.8	540.2	1,845.3	1,874.8
Cost of product sold	(133.0)	(124.0)	(561.4)	(497.4)
Transportation	(129.6)	(127.5)	(509.0)	(517.5)
Selling, general and administration	(9.6)	(9.2)	(37.4)	(30.7)
Depreciation and depletion	(13.7)	(13.5)	(53.1)	(52.3)
Income from operations	149.9	266.0	684.4	776.9
Interest expense	(5.1)	(3.0)	(18.7)	(11.3)
Other items, net	(63.9)	3.0	(89.4)	2.1
Gain on issuance of partnership interest	-	(1.3)	-	27.2
Reduction of interest in Elk Valley Coal	-	(4.1)	-	5.4
Income tax reversal (expense)	(12.3)	(42.3)	(78.4)	33.9
Net income	$68.6	218.3	$497.9	$834.2

Fording Canadian Coal Trust